UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                                                                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit List

Exhibit No.	Description
99.9	Note Purchase Agreement, dated August 5, 2022, by and among Bioceres Crop Solutions Corp., Solel-Bioceres SPV, L.P., the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB
99.10	Note Purchase Agreement, dated August 5, 2022, by and among Bioceres Crop Solutions Corp., Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: August 8, 2022	By:	By:	s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer